

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2024

Ying Sun
Chief Executive Officer
TCTM Kids IT Education Inc.
6/F, No. 1 Andingmenwai Street, Litchi Tower
Chaoyang District , Beijing 100011
People's Republic of China

> **Re: TCTM Kids IT Education Inc.**
> **Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2023**
> **Filed April 19, 2024**
> **File No. 001-36363**

Dear Ying Sun:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F filed April 19, 2024

Item 3. Key Information, page 3

1. Please revise to disclose that the VIE structure involves unique risks to investors, explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Also acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

2. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Also provide cross references to applicable risk factors.

3.   Please amend your disclosure here and in the Summary Risk Factors, Risk Factors, and Operating and Financial Review and Prospects sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets, and state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you, your subsidiaries, and the consolidated VIEs to transfer cash (or assets). Provide cross-references to these other discussions. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Also discuss whether there are any restrictions on your ability to convert Renminbi into foreign currencies. Lastly, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

4.   Revise the diagram of your corporate structure on page 5 to identify the person or entity that owns the equity in each depicted entity. In this regard, you have not identified the equity owners of the VIE. In addition, remove the arrow from the dotted line indicating contractual arrangements in your diagram.

5.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

6.   We note that you give examples of the "material" permissions required to operate your business, "among others." Please revise to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors, and the disclosure here should not be qualified by materiality. Also revise to explain the basis for your conclusions that CSRC and CAC approval is not required, and state whether you relied on an opinion of counsel in those determinations. If not, explain why. Additionally, you state that you are not subject to CSRC approval, yet you also state that you will be required to file with the CSRC for overseas offerings as a result of the Trial Administrative Measures.

> Revise for consistency. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Item 4.D. Risk Factors, page 14

7.   Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

8.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. If you believe certain permissions/approvals are not required/applicable, please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination. In this regard, your risk factor on page 24 merely describes the CAC regulations and does not specify how they apply to your business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services